 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Leatt Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

522132208
(CUSIP Number)

July 18, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522132208

1	NAME OF REPORTING PERSON

Warren Street Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		252,943
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

252,943
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

252,943
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1%
12	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 522132208

1	NAME OF REPORTING PERSON

Warren Street Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		252,943
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

252,943
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

252,943
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1%
12	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 522132208

1	NAME OF REPORTING PERSON

Warren Street Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		277,643
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

277,643
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,643
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.5%
12	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 522132208

1	NAME OF REPORTING PERSON

	Aaron Gelband
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		30,202
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		286,443
PERSON WITH	7	SOLE DISPOSITIVE POWER

		30,202
	8	SHARED DISPOSITIVE POWER

		286,443
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	316,645
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%
12	TYPE OF REPORTING PERSON

	IN

5

CUSIP No. 522132208

Item 1(a).	Name of Issuer:

Leatt Corporation, a Nevada corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12 Kiepersol Drive, Atlas Gardens, Contermanskloof Road

Durbanville, Western Cape, South Africa 7550

Item 2(a).	Name of Person Filing:

This statement is filed by Warren Street Capital Partners, LP, a Delaware limited partnership (“Warren Street Capital LP”), Warren Street Capital GP, LLC, a New York limited liability company (“Warren Street Capital GP”), Warren Street Capital Management, LLC, a New York limited liability company (“Warren Street Capital Management”), and Aaron Gelband. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Warren Street Capital GP serves as the general partner of Warren Street Capital LP. Warren Street Capital Management serves as the investment manager of Warren Street Capital LP and a certain managed account (the “Warren Street Account”). Mr. Gelband serves as the Managing Member of each of Warren Street Capital GP and Warren Street Capital Management. By virtue of these relationships, Warren Street Capital GP, Warren Street Capital Management and Mr. Gelband may be deemed to beneficially own the Shares (as defined below) owned directly by Warren Street Capital LP, and Warren Street Capital Management and Mr. Gelband may also be deemed to beneficially own the Shares held in the Warren Street Account. Mr. Gelband may also be deemed to beneficially own the Shares held by his wife and children.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 1345 Avenue of the Americas, New York, New York 10105.

Item 2(c).	Citizenship:

Warren Street Capital LP is organized under the laws of the State of Delaware. Warren Street Capital GP and Warren Street Capital Management are organized under the laws of the State of New York. Mr. Gelband is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

522132208

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CUSIP No. 522132208

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/X/	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the date hereof, (i) Warren Street Capital LP directly owns 252,943 Shares, (ii) 24,700 Shares are held in the Warren Street Account, (iii) 8,250 Shares are owned directly by Mr. Gelband’s wife, (iv) 550 Shares are owned directly by Mr. Gelband’s children and (v) Mr. Gelband directly owns 30,202 Shares.

By virtue of their relationships described in Item 2(a) above, (i) Warren Street Capital GP may be deemed to beneficially own the 252,943 Shares owned directly by Warren Street Capital LP, (ii) Warren Street Capital Management may be deemed to beneficially own the 277,643 Shares owned in the aggregate by Warren Street Capital LP and held in the Warren Street Account and (iii) Mr. Gelband may be deemed to beneficially own 316,645 Shares, consisting of the Shares he directly owns, those owned by his wife and children and the Shares owned by Warren Street Capital LP and held in the Warren Street Account.

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CUSIP No. 522132208

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)	Percent of class:

The following percentages are based on 6,215,440 Shares outstanding as of May 7, 2024, which is the total number of Shares outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2024.

As of the date hereof, (i) Warren Street Capital LP beneficially owns approximately 4.1% of the outstanding Shares, (ii) Warren Street Capital GP may be deemed to beneficially own approximately 4.1% of the outstanding Shares, (iii) Warren Street Capital Management may be deemed to beneficially own approximately 4.5% of the outstanding Shares and (iv) Mr. Gelband may be deemed to beneficially own approximately 5.1% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

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CUSIP No. 522132208

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 522132208

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2024

Warren Street Capital Partners, LP

By:	Warren Street Capital GP, LLC General partner

By:	/s/ Aaron Gelband
	Name:	Aaron Gelband
	Title:	Managing Member

Warren Street Capital GP, LLC

By:	/s/ Aaron Gelband
	Name:	Aaron Gelband
	Title:	Managing Member

Warren Street Capital Management, LLC

By:	/s/ Aaron Gelband
	Name:	Aaron Gelband
	Title:	Managing Member

/s/ Aaron Gelband
Aaron Gelband

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